                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 2000

                               HOMESTAKE 401(k)
                            RETIREMENT SAVINGS PLAN
                             (Full title of Plan)

                           HOMESTAKE MINING COMPANY
               (Issuer of Securities Held Pursuant to the Plan)

                        1600 Riviera Avenue, Suite 200
                          Walnut Creek, CA 94596-3568
                   (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN



By  /s/ T.H. Wong
    ----------------------------
    T.H. Wong
    Assistant Treasurer and
    Assistant Secretary



June 26, 2001

Item 1.  Financial Statements and Exhibits

         a. Financial Statements for the two years ended December 31, 2000 and 1999 and Supplemental Schedule as of and for the year ended December 31, 2000 and Report of Independent Accountants

         b. Exhibit No. 23

             Consent of Independent Accountants

Homestake 401(k)
Retirement Savings Plan
Financial Statements
As of December 31, 2000 and 1999 and
for the year ended December 31, 2000

Homestake 401(k) Retirement Savings Plan
Table of Contents
--------------------------------------------------------------------------------


                                                                                      Pages
Report of Independent Accountants                                                         1

Financial Statements

  Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999        2

  Statement of Changes in Net Assets Available for Benefits
     For the Year Ended December 31, 2000                                                 3

Notes to Financial Statements                                                         4 - 9

Supplemental Schedule

  Schedule of Assets Held for Investment Purposes as of December 31, 2000                10


                       Report of Independent Accountants


Homestake Mining Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP

June 25, 2001

Homestake 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
(in thousands)
-------------------------------------------------------------------------------

                                                             2000        1999

Assets

Investments:
    Common/Collective Trusts                               $  2,961    $  3,390
    Mutual Funds                                              6,948       7,009
                                                           --------    --------

                                                              9,909      10,399
                                                           --------    --------

Participant loans                                               397         431
                                                           --------    --------

      Total assets                                           10,306      10,830
                                                           --------    --------

      Net assets available for benefits                    $ 10,306    $ 10,830
                                                           ========    ========

  The accompanying notes are an integral part of these financial statements.

Homestake 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000
(in thousands)
-------------------------------------------------------------------------------

Additions to net assets attributed to:
    Interest and dividends                                             $    338
    Net depreciation in fair value of investments                          (969)
                                                                       --------

                                                                           (631)
                                                                       --------

Contributions:
    Company, in cash                                                        315
    Participants, in cash                                                   964
                                                                       --------

                                                                          1,279
                                                                       --------

      Total additions                                                       648
                                                                       --------

Deductions from net assets attributed to:
    Benefits paid to participants                                         1,172
                                                                       --------

      Total deductions                                                    1,172
                                                                       --------

      Net decrease                                                         (524)

Net assets available for benefits:
    Beginning of year                                                    10,830
                                                                       --------

    End of year                                                        $ 10,306
                                                                       --------


  The accompanying notes are an integral part of these financial statements.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of Plan

   The following description of the Homestake 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all employees of the Company's mining operations in Lead, South Dakota who are covered by a collective bargaining agreement and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     The Plan is administered by the Company. Charles Schwab Retirement Plan Services, Inc. is the Plan's recordkeeper and investment advisor, and Charles Schwab Trust Company is Trustee.

     Contributions

     Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation subject to Internal Revenue Code limitations.

     Participant's contributions, not exceeding 6% of wages or salary are matched 50% by the Company.

     Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

     Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

     Participants' Accounts

     A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

     Vesting

     Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Payment of Benefits

     The Plan permits withdrawal of contributions upon:

         (1) Termination of employment;

         (2) Attainment of age 59 1/2;

         (3) Death (with vested account balance paid to designated beneficiary);

         (4) Hardship.

     Distribution of benefits can be made, at the election of the participant in the form of a single lump-sum cash payment or partial payment made in a lump-sum with the remainder paid later.

     Participant Loans

     Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested account in the Plan and repayments are made through payroll deductions on at least a monthly basis.

     Forfeitures

     Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.

2. Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant loans are valued at cost, which approximates market value.

     Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Withdrawals

     Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from all other funds, including the Personal Choice Retirement Account (PCRA), are made in cash.

     Net Appreciation (Depreciation) in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3. Risks and Uncertainties

   Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

   A portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

4. Plan Termination

   Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5. Plan Tax Status

   The Plan obtained its latest determination letter in April 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. This determination is subject to the adoption of proposed amendments by the Plan. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6. Related Party Transactions

   Certain Plan investments are units in investment funds managed by the Trustee. Therefore, these transactions are transactions with parties-in-interest.

7. Administrative Expenses

   Certain administrative expenses of the Plan are paid for by the Company.

8. Investments

   Investments at December 31, 2000 and 1999 are comprised of the following:

                                                                                     Value           Fair
                                                                     Number of        Per            Value
                                                                       Units         Unit        (in thousands)
                                                                    -------------  ----------    ---------------
          2000

            Common/Collective Trusts at fair value:
            * Schwab Stable Value Select                                 186,618     $ 12.87        $  2,402
            * Homestake Mining Company Stock Fund                        120,206        4.65             559
                                                                                                   ----------

                                                                                                       2,961
                                                                                                   ----------

            Mutual Funds at fair value:
              Schwab MarketTrack Balanced Fund                            12,467       14.70             183
              Schwab MarketTrack Conservative Fund                         5,944       12.83              76
              Schwab MarketTrack Growth Fund                              14,607       16.15             236
            * Schwab S&P 500 Select Fund                                 111,235       20.37           2,266
            * Invesco Total Return Fund                                   62,400       26.43           1,649
              Safeco Growth Fund                                           8,610       22.33             192
            * Scudder Growth & Income                                     80,571       24.15           1,946
              Templeton Institutional Foreign Equity Fund                  9,615       16.95             163
              PIMCO Total Return Fund                                     22,801       10.39             237
                                                                                                   ----------

                                                                                                       6,948
                                                                                                   ----------

              Participant loans, at book value (which
                approximates fair value)                                                                 397
                                                                                                   ----------

                                                                                                    $ 10,306
                                                                                                   ==========

          * Represents 5% or more of the net assets available for benefits.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------------------------------
                                                                            Value          Fair
                                                            Number of        Per          Value
                                                              Units         Unit      (in thousands)
                                                           -------------  ----------  ---------------

1999
    Common/Collective Trusts at fair value:
    * Schwab Stable Value Select                                223,908     $ 12.16      $  2,723
    * Homestake Mining Company Stock Fund                        77,555        8.60           667
                                                                                         --------

                                                                                            3,390
                                                                                         --------

    Mutual Funds at fair value:
      Schwab MarketTrack Balanced Fund                            4,236       15.46            65
      Schwab MarketTrack Conservative Fund                        2,788       13.12            37
      Schwab MarketTrack Growth Fund                              4,744       17.53            83
    * Schwab S&P 500 Select Fund                                 98,604       22.65         2,233
    * Invesco Total Return Fund                                  76,667       28.96         2,220
      Safeco Growth Fund                                          3,013       23.30            70
    * Scudder Growth & Income                                    80,494       26.69         2,148
      Templeton Institutional Foreign Equity Fund                 2,842       21.53            61
      PIMCO Total Return Fund                                     9,298        9.90            92
                                                                                         --------

                                                                                            7,009
                                                                                         --------

      Participant loans, at book value (which                                                 431
                                                                                         --------
        approximates fair value)
                                                                                         $ 10,830
                                                                                         ========


    * Represents 5% or more of the net assets available for benefits.

All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total return including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

Homestake 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

  The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

  The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

  The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index.

  The PIMCO Total Return Institutional Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

  The Schwab Stable Value Select Fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

  The Personal Choice Retirement Account ("PCRA") is a Schwab individual brokerage account available under the Plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Plan participants could allocate up to 25% of their total account balance to the PCRA. Effective January 1, 2001, this percentage was increased to 50%.

9. Subsequent Event

   On June 25, 2001, Barrick Gold Corporation ("Barrick") and Homestake Mining Company announced that they have agreed to merge. Under the merger agreement, Barrick will exchange 0.53 of a Barrick share for each of Homestake Mining Company's 263.3 million outstanding shares. The transaction is subject to regulatory and Homestake Mining Company shareholders' approval. If approved, the transaction is expected to be completed by the end of 2001 or early 2002.


Homestake 401(k) Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
----------------------------------------------------------------------------------------------------------------------
                     (b) Identity of                          (c) Description of Investment
                    Issuer, Borrower,                          (Including Maturity Date,            (d) Current
                        Lessor, or                           Rate of Interest, Collateral,             Value
 (a)                  Similar Party                             Par or Maturity Value)              (in thousands)
------ ---------------------------------------------   ------------------------------------------   -------------------
  *    Charles Schwab Investment Management            Schwab Stable Value Select Fund
                                                         (186,618 units)                                $ 2,402

  *    Charles Schwab Investment Management            Schwab MarketTrack Balanced
                                                         Fund (12,467 units)                                183

  *    Charles Schwab Investment Management            Schwab MarketTrack Conservative
                                                         Fund (5,944 units)                                  76

  *    Charles Schwab Investment Management            Schwab MarketTrack Growth Fund
                                                         (14,607 units)                                     236

  *    Charles Schwab Investment Management            Schwab S&P 500 Select Fund
                                                         (111,235 units)                                  2,266

  *    Charles Schwab Retirement Plan Services, Inc.   Homestake Mining Company Stock
                                                         Fund (120,206 units)                               559

       Invesco                                         Invesco Total Return Fund
                                                         (62,400 units)                                   1,649

       Safeco Asset Management                         Safeco Growth Fund (8,610 units)                     192

       Scudder Kemper Investments                      Scudder Growth & Income Fund
                                                         (80,571 units)                                   1,946

       Templeton Investment Counsel, Inc.              Templeton Institutional Foreign Equity
                                                         Fund (9,615 units)                                 163

       Pacific Investment Management Company           PIMCO Total Return
                                                         Institutional Fund (22,801 units)                  237

  *    Participant notes                               (Repayable over five years unless it is
                                                       for purchase of a principal residence which
                                                       is repayable over ten years.  Rate during
                                                       2000 ranged from 8.75% to 10.5%.)                    397
                                                                                                      ---------

                                                                                                       $ 10,306
                                                                                                      ---------

  *    Represents party-in-interest to Plan